XINYINHAI TECHNOLOGY, LTD.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone
P.R. China 150060

July 14, 2009
VIA EDGAR
Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Xinyinhai Technology, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
File No. 000-51012

Dear Ms. Cvrkel:

I am writing in response to your letter dated June 18, 2009.  The Staff’s comments are set forth, each followed by our response.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Consolidated Balance Sheet page 18
Consolidated Statements of Income and Comprehensive income page 19

1.	We note the following from page 18 and 19:

•	Trade receivables increased by approximately $1,572,177 or 118% in 2008 compared to 2007;
•	Total revenue increased by approximately $1,505,884 or 12% in 2008 compared to 2007; and
•	The allowance for doubtful accounts decreased in 2008 compared to 2007

As the 2008 trade receivables balance has significantly increased in comparison to 2007 and considering this increase is significantly disproportionate to the year-over-year increase in 2008 total revenues, please revise MD&A in future filings to quantify each factor attributable to the year-over-year increase in the 2008 trade receivables balance.  Along with quantifying each material factor, please disclose the nature of, or reason for each factor.  As part of your response, please provide us with your proposed disclosure.

Also, please explain to us your basis for decreasing your allowance for doubtful account balance, in light of the 2008 trade receivables balance increasing year-over-year and the increase being significantly disproportionate to the year-over-year increase in total revenue for 2008.  We may have further comment upon receipt of your response.

Response to Comment #1

During 2008 our trade receivables increased disproportionately to the increase in our sales due to the international financial crisis that occurred in that year.  Our customers are primarily Chinese banks, and the restriction of international credit lines adversely affected their liquidity.  To assist them in meeting their cash obligations, we extended the credit terms afforded to the majority of our customers.  This led to the disproportionate increase in our trade receivables.

The economic situation among Chinese banks is improving in 2009, and we expect our trade receivables to return to traditional ratios.  In future filings, we will explain the reason for the disproportionate increase in trade receivables during 2008.  In addition, if any other factors significantly affect the growth of our trade receivables, we will also disclose those factors in future filings.  The proposed disclosure will be:

During 2008 our trade receivables increased disproportionately to the increase in our sales due to the international financial crisis that occurred in that year.  Our customers are primarily Chinese banks, and the restriction of international credit lines adversely affected their liquidity.  To assist them in meeting their cash obligations, we extended the credit terms afforded to the majority of our customers.  This led to the disproportionate increase in our trade receivables.  In 2009 there is increased availability of credit within the international banking system, and our customers are better able to meet their payment obligations.  Our trade receivables have, therefore, decreased during 2009.  (The following will be only if appropriate)  In addition, the size of our trade receivables has been affected during 2009 by ____________ _____________________________ .

The decrease in our allowance for doubtful accounts at the end of 2008 was the result of our periodic review of the collectability of our accounts receivable.  The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on management’s assessment of the credit history of the customers and our current relationships with them.  At the end of 2008 most of our trade receivables were owed to us by banks and post offices.  Our credit history with these customers was good.  They had never failed in trade settlement. And although in 2008 we extended their credit period because of the economic downturn, we considered the risk that they would not be able to settle their trade debts to be insignificant, since the customers are banks and post offices which are governed by the Chinese government and are unlikely to go into liquidation.  Based on that analysis we reduced our allowance for doubtful accounts.

Note 3.  Summary of Significant Accounting Policies page 23

Concentration of Credit Risk page 23

2.
Please consider revising your disclosures in future filings to include disclosures related to the concentration of customer accounts receivables (e.g. balances from individual customers representing 10% or greater of the total at the balance sheet date) which may expose the company to risk of loss greater than it would have had if it mitigated its risk through diversification.  Refer to paragraphs 20-22 of SOP 94-6.

Response to Comment #2

In preparing future filings we will review the credit worthiness of each customer whose account receivable represents 10% or greater of our total accounts receivable at the balance sheet date.  If we believe that the concentration of accounts creates an increased risk of loss, we will make appropriate disclosure.

Revenue Recognition,  page 25
3.
We note from your disclosures on pages 4 and 7 of the filing that Harbin Golden Sea earns approximately 32% of its revenue from its position as a distributor of plasma arc cutting machinery and that Harbin Golden Sea purchases and resells the machinery at prices determined by Harbin Golden Sea.  We also note that it appears the revenues generated from your position as a reseller of Hypertherm’s plasma arc systems are presented on a gross basis within your financial statements.  In this regard, please clarify for us and disclose in the notes to your consolidated financial statements in future filings your policy for reporting revenues from sales of Hypertherm systems within your financial statements.  Your response to us and revised disclosure should address the reasons why you believe your presentation is appropriate and how you applied the guidance outlined in EITF 99-19 in determining the appropriate accounting treatment.

Response to Comment #3

In future filings we will include disclosure that revenue from the resale of plasma arc cutting machinery is recognized on a gross basis pursuant to the guidance of EITF 99-19, since we are acting as a principal, rather than as another company’s agent.  Revenue recognition on a gross basis is appropriate due to the following factors:

•	We are a re-distributor of Hypertherm products, including the whole machines and the spare parts.
•	Being the sole distributor in Heilongjiang Province of China, we can decide the selling price based on our pricing policy.
•	We order the goods from Hypertherm suppliers and deliver the goods to customers.
•
After-sale service is our responsibility, which include repair and maintenance of the machines. We also assign our engineers to provide assistance to our customers if they have trouble setting up the machines or if the machines malfunction.

•
The payment term between Hypertherm suppliers and us is that payment must be made when orders are placed. The payment term between our customers for Hypertherm products and us is that full payment must be made upon placing an order.

Note 6.  Earning per share-basic and diluted, page 30

4.
We note from your disclosure that the Company has issued 200,000 warrants as of December 31, 2008 and Nil in 2007.  This statement is inconsistent with the activity reflected in the consolidated statement of stockholders’ equity as of December 31, 2007, where you reflect $141,000 for “warrants issued to a consultant.”  In this regard, please revise your disclosure on page 30 accordingly to reflect all outstanding warrants as of each year presented, including the effects of the abovementioned warrants, which were issued in 2007 on your earnings per share for 2008 and 2007.  Also, as it relates to the warrants issued to a consultant in 2007, please provide us with and revise your notes to your financial statements to disclose the following:

•	The terms of the warrants;
•	The nature of the arrangements with the consultants that lead to the issuance of these warrants;
•	The number of warrants issued;
•	The method(s) and assumptions used in estimating the value of the warrants; and
•	The effect of compensation cost arising from the issuance of these warrants on the income statement.

See paragraph 64 and 65 of SFAS No. 123(R) for guidance.

Response to Comment #4

When the Staff has completed its review of our response to the Staff’s comments, we will file an amendment to our Annual Report on Form 10-K for the year ended December 31, 2008.  The amendment will include a revision to Note 6 in which we will disclose that warrants for 200,000 shares were issued in both 2007 and 2008.  In addition, we will amend Note 13 to replace section “(b)” of that Note with the following disclosure:

(b)  The Company entered into an agreement with a consultant in 2007 pursuant to which, in November 2007, it issued to the consultant a five year warrant to purchase 200,000 shares for $1.50 per share in exchange for investor relations services.  The Company used the Black-Scholes option pricing method (Assumptions : volatility 149.52%, risk free rate 2.5%, five years expected life and zero dividend yield) to calculate the value of the warrant issued to the consultant.  Using these assumptions a value of approximately $141,000 was assigned to the warrant and was fully charged to the Statement of Operations in 2007.  The Company terminated its contract with the consultant in February 2008.

(c)  In 2008 the Company entered into a consultancy agreement with a consultant whereby the Company agreed to issue to the consultant 300,000 shares of common stock and five-year warrants to purchase 200,000 shares of the Company's common stock in exchange for services on introducing potential source of capital by the consultant.

The common stock and warrants were issued to the consultant on July 22, 2008.

The value of common stock issued to the consultant was measured with reference to the trading prices of the Company’s common stocks as quoted on the OTCBB on the date of grant.  The weighted-average grant-date fair value per share is $0.40.

The Company used the Black-Scholes option pricing method (Assumptions: volatility 149.52%, risk free rate 2.5%, five years expected life and zero dividend yield) to calculate the value of the warrant issued to the consultant.  Using these assumptions a value of approximately $70,000 was assigned to the warrant and was fully charged to the Statement of Operations in 2008.

Note 10.  Prepaid Expenses page 32

5.
We note from your disclosure that the Company and certain consultants agreed to cancel the consulting agreements whereby the consultants returned in April 2008 an aggregate of 2,000,000 shares of the Company’s common stock previously granted to them by the Company.  Also, we note that you recognized a gain of $376,250 as a result of this transaction.  In this regard, please provide us with each component used in calculating this recognized gain of $376,250 and your basis, supported with appropriate accounting literature, in concluding that a $376,250 gain should be appropriately recognized in your financial statements.  It appears from the information disclosed on page 20 and 32 that this cancelation of 2,000,000 shares of common stock previously issued by the Company to consultants should be accounted for as outlined in paragraphs 55 and 57 of SFAS No. 123(R), with no gain recognition, rather than how it is currently recorded in your financial statements.  Please revise or advise accordingly.

Response to Comment #5

It is our understanding that SFAS 123(R) applies to employees.  In accounting for the shares issued by the Company to consultants, including a website provider and production adviser, we followed the guidance in EITF 96-18. In our case, as the consultants failed to meet the contracted performances, they agreed to return the shares at no cost to the Company. From the guidance we obtained from the Accounting Standards Codification (“ASC”), we recognized the cancellation of common shares as Other Income by referring to 505-50-25-4 (EITF 96-18 Issue 2 – For All Transactions, the Period(s) and the Manner to Recognize) of the ASC.

There were two consulting contracts cancelled in 2008:

-
Liu Yong: He was obliged to provide website construction services to us as outlined in the agreement. However, he failed to perform most of the duties and client was not satisfied with the website maintained by him. Both parties then agreed to cancel the remaining services at no cost, i.e. no cash or equity was given for the services.

-
Cao Qing Xia: She was contracted to provide production technology consulting and printing sourcing services to us, which included a business development plan and technical support. She failed to perform and complete the contracted services.  She returned the shares since she had no right to retain them, as the services were not completed.  No compensation was give to her for the services.

In each case, the amortization period for the stock grant started in November, 2006.  One grant (800,000 shares) was to be amortized over 3 years while the other one (1,200,000 shares) was being amortized over 4 years. Upon the grant date, the shares were recognized as if we had paid out cash for the services. Our recognition of Prepaid Expenses is that when the Company issues common stock for services, the transaction is recorded by reference to fair value on the date of grant as follow:

Dr:	Prepaid Expenses (B/S)
Amortization (P/L)

	Cr:	Share Capital
Additional Paid In Capital

When the agreement was reached to cancel the consulting contracts without cost to the Company, the remaining un-expensed share-based payment was treated as a cash refund, resulting in Other Income.  Upon cancellation, everything was reversed, the amortization expenses recognized previously were treated as Other Income.

Dr:	Share Capital
Additional Paid In Capital

	Cr:	Prepaid Expenses (B/S)
Other Income (P/L)

In summary, the cancellation of the consulting agreements was due to the failure of consultants to meet their contracted services under the agreements. Pursuant to the guidance in Section 505-50-25-4 of the Accounting Standards Codification, we determined that the appropriate accounting for the previously amortized prepaid expense was that it be reversed as Other Income.

Note 9. Other receivable, deposits and prepayments, page 31
Note 11, Property, plant and equipment, net and land-use-right, page 33

6.
We note from your disclosure on page 33 that you received (1) total consideration of RMB 26,250,000 (equivalent to $3,812,768) for the office building sold in 2008 and (2) total consideration of $893 for property, plant and equipment disposed in 2008.  The sum of (1) and (2) above is approximately $3,813,661, which is what you reflect as proceeds from disposal of property, plant and equipment in your statement of cash flows for 2008.  Also, it appears from your disclosure on page 31, that a receivable for the disposal of the aforementioned building in the amount of $3,007,350 is outstanding as of December 31, 2008.  Based on the above information, it appears that you have reflected the non-cash activity in the amount of $3,007,350 related to the receivable for the sale of your building in 2008 as a cash activity under “cash flows from investing activities” in your statement of cash flows for the year ended December 31, 2008, rather than presenting it as a non-cash activity in accordance with paragraph 32 of SFAS No. 95.  Please revise or advise, accordingly.

Response to Comment #6

When the Staff has completed its review of our response to the Staff’s comments, we will file an amendment to our Annual Report on Form 10-K for the year ended December 31, 2008.  We will amend the Statement of Cash Flows to classify the activity related to the receivable from the sale of the building as a non-cash activity.

7.
Also, please provide us with and revise future filings to disclose the significant terms of the sale of the office building, including the collection terms associated with the amounts due to the Company under the arrangement.  Tell us why you believe the $3,007,350 receivable for the disposal of the building is collectable at December 31, 2008 and whether any amount has been reserved for.  Please provide us with and revise future filings to disclose the methods and assumptions used by you in establishing an allowance for uncollectable amounts.  If no such allowance for uncollectable amounts has been established, please fully explain to us and disclose in future filings your basis that supports such a conclusion.

Response to Comment #7

The contract for the sale of the building provided that the Buyer should pay RMB 5,950,000 on the day we signed the contract. The remaining balance should be settled in two installments:  RMB 10,250,000 by June 30, 2009, and RMB 10,250,000 by December 31 2009.

The Buyer paid RMB 5,950,000 on the day the contract was entered. At that time, we did not foresee any risks associated with future payment as the contract is legally executed. Based on our review of the creditworthiness of the Buyer, management was confident that the Buyer would meet the payment terms.  Hence no allowance was suggested at the year end.

By June 30 2009, the Buyer had paid us RMB 3,000,000 of the RMB 10,250,000 due on that date. The remaining RMB 7,250,000 is outstanding, because the Buyer increased their investment in 2009 for their business development, which resulted in tightened cash flow. Therefore, the Buyer offered us a plan for future payment, and promised us that they will settle the entire balance before December 31 2009.  If they fail to meet the revised payment terms, it is mandatory that they pay us at an interest rate which is 20% higher than the general bank interest rate during the extended period. That agreement was made on June 30, 2009.

 Overall, we believe that it is unlikely the Buyer would fail to meet the payment terms, especially after they have entered into another agreement which would result in a greater payout of expenditures if they breached the terms and conditions.  By the end of 2009, if the Buyer does not meet the revised payment terms, we will reconsider the necessity for an allowance.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of Xinyinhai Technology, Ltd., hereby acknowledges that:

-	Xinyinhai Technology is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Xinyinhai Technology may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Tian Ling

Tian Ling, Chief Executive Officer